Free Writing Prospectus dated June 11, 2008
Filed pursuant to Rule 433
Registration Statement Nos. 333-147181 and 333-147181-01
Principal Life Income Fundings Trust 38
Final Terms and Conditions
$250,000,000 Fixed Rate Notes due June 17th, 2011
3-Year Fixed Rate Notes

Issuer:	Principal Life Income Fundings Trust 38

Offering Format:	SEC Registered

Ratings:	Aa2/AA

Principal Amount:	$250,000,000

Trade Date:	June 11th, 2008

Settlement Date (T+5):	June 18th, 2008

Payment Dates:	18th of each December and June, beginning December 18th, 2008

Maturity Date:	June 17th, 2011

Issue Price:	99.934%

Benchmark UST Price/Yield:	105-20/3.174%

Re-offer Spread:	3 year U.S. Treasury + 200 bps

Coupon:	5.15%

Reference Treasury:	3 year U.S. Treasury 5 1/8 due 6/30/2011

Day Count:	30/360

Business Day Convention:	Following Unadjusted

Denominations:	$1,000

Business Days:	New York

CUSIP:	74254PZC9

Bookrunner:	Barclays Capital Inc.
Merrill Lynch & Co.
Principal Life Insurance Company (“PLIC”), as statutory issuer and depositor, and Principal Financial Group, Inc. (“PFG”) have filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents PLIC and PFG have filed with the SEC for more complete information about PLIC and PFG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch & Co. or Barclays Capital Inc. will arrange to send you the prospectus and prospectus supplement (and pricing supplement, when available) if you request it by calling Merrill Lynch & Co. at 1-866-500-5408 or Barclays Capital Inc. at 1-888-227-2275, ext.2663.